August 8, 2007	TSX: QC AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS
FOR SECOND QUARTER 2007 AND DECLARES DIVIDEND

Vancouver, British Columbia – Quest Capital Corp. ('Quest' or the 'Company'), announces its unaudited interim consolidated financial results for the six months ended June 30, 2007 (a copy the financials statements and management disucsssion and analysis are attached hereto and is also available on SEDAR at www.sedar.com).

HIGHLIGHTS

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Earnings before income taxes of $10.7 million ($0.07 per share) for the three months ended June 30, 2007 and $20.1 million ($0.14 per share) for the six months ended June 30, 2007, as compared to earnings before income taxes of $11.7 million ($0.08 per share) and $20.0 million ($0.15 per share) for the comparative periods in 2006; and

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Loans arranged during the six months ended June 30, 2007 totaled $112.5 million, of which the Company funded $84.5 million.  This compares to $112.8 million advanced for the comparative period in 2006, of which the Company funded $104.5 million.  Loans repaid during the six months ended June 30, 2007 totaled $129.8 million, $107.0 million net to the Company.  This compares to $43.7 million repaid for the comparative period in 2006, $33.5 million net to the Company.

Mr. A. Murray Sinclair, the Managing Director, noted:

Earnings from our core lending business increased in the first half of 2007 compared to the first half of 2006, reflecting the strength of our lending model and balance sheet. Given both the recent increase in long term interest rates and the continuing downturn in the US sub-prime debt market, Quest continues to proceed cautiously to expand its lending platform.

Mr. Ken Gordon, Chief Operating Officer, further noted:

In the second quarter, loans funded increased to $63.0 million (net by Quest of $58.7 million), representing a 27% increase over the prior quarter.  There were additional loans of $25.2 million committed at the end of the quarter with funding to occur in the upcoming quarters.  Looking forward, we are currently experiencing an increase in loan applications.  We are pleased with this growing demand and we will continue to ensure that all loans funded meet our strict criteria for both rates of return as well as security of our principal.

The Board of Directors has approved the next quarterly dividend of CAD$0.025 per share to be paid on September 26, 2007 to shareholders of record at the close of business on September 14, 2007.   Shareholders should refer to the Company’s website for the tax treatment of these dividends.

Further to the Company’s press release dated June 25, 2007, the Company has restated its financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and as at March 31, 2007 and the three months ended March 31, 2007 and 2006.  The restated financial statements and management discussion and analysis are available on the Company’s website at www.questcapcorp.com and on SEDAR.

About Quest

Quest Capital Corp. is an asset backed lender that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Managing Director Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needra: erin.needra@canaccordadams.com Robert Finlay: robert.finlay@canaccordadams.com

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

                QUEST CAPITAL CORP.
        Vancouver:  Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel:  604-689-1428 • Toll Free:  800-318-3094 • Fax: 604-681-4692
              Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624